SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 19, 2001

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

Registrant's telephone number, international:  + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No   X
                       ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 19, 2001, regarding Moody's Investors Services long-term and short-term ratings of ABB Ltd.

Press Release

For your business and Technology editors

ABB maintains strong A ratings with Moody's - short-term Prime-1 ratings confirmed

Company committed to reducing its net debt position in 2001 and 2002

Zurich, Switzerland, Dec 19, 2001 - Moody's Investors Services today reduced ABB's long-term ratings from Aa3 to A2, while the short-term Prime-1 ratings were confirmed.

"The confirmation of our Prime-1 short-term debt ratings is a clear reflection of our solid liquidity position. We have substantial cash and liquid assets in our balance sheet," said ABB president and CEO Jorgen Centerman.

He added that ABB remains committed to maintaining a strong financial profile. As announced on October 23, ABB aims to reduce net debt by up to US$ 1 billion in the fourth quarter of this year.

The debt reduction plan includes a rigorous cash flow generation initiative in all operating units, aimed at ensuring and accelerating the traditionally high cash flow generation in the fourth quarter. These efforts are being complemented by asset sales, such as financial receivables and real estate.

ABB said the company plans to reduce its net debt position further in 2002. The recently announced divestment of the air handling business for US$ 225 million is expected to be closed early next year.

"Given the fundamental strength of our businesses, we are also sticking to our growth and EBIT margin targets," Centerman said. Revenues are targeted to grow on average by 6 percent annually through 2005 (in local currencies, excluding major acquisitions and divestments). The EBIT margin is expected to reach 9-10 percent by 2005.

The implementation of the cost cutting program announced in July this year is progressing according to plan, ABB said. The company aims to reduce annual costs by approximately US$ 500 million on an annual basis.

For more information please contact:

Media Relations:                                Investor Relations:
ABB Corporate Communications, Zurich            Switzerland: Tel. +41 1 317 7266
Thomas Schmidt                                  Sweden: Tel. +46 21 325 719
Tel: +41 1 317 6492                             USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                             investor.relations@ch.abb.com
media.relations@ch.abb.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ABB LTD

Date:  December 19, 2001               By:       /s/  BEAT HESS
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                                          Name: Beat Hess
                                          Title:    Group Senior Officer



                                       By:        /s/ HANS ENHORNING
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                                          Name:  Hans Enhorning
                                          Title:    Group Vice President